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                         December 6, 2023

       Mark Buckley
       Chief Executive Officer
       Perfect Moment Ltd.
       307 Canalot Studios
       222 Kensal Road
       London W10 5BN United Kingdom

                                                        Re: Perfect Moment Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 1,
2023
                                                            File No. 333-274913

       Dear Mark Buckley:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Form S-1

       Key Financial Measures, page 45

   1. We note your discussions on page 46 of how EBITDA, Adjusted EBITDA and Adjusted operating expenses are
calculated. Please expand your disclosure to explain
                                                        how management uses
these measures and why you believe they
                                                        provide useful
information to investors regarding your performance pursuant to Item
                                                        10(e)(1)(i)(C) and (D)
of Regulation S-K.
 Mark Buckley
FirstName LastNameMark   Buckley
Perfect Moment  Ltd.
Comapany6,
December  NamePerfect
             2023       Moment Ltd.
December
Page 2    6, 2023 Page 2
FirstName LastName
       Please contact Heather Clark at 202-551-3624 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Blake Baron